Exhibit 3.1

AMENDMENT NO. 1 TO THE AMENDED AND RESTATED

BYLAWS OF VOLCOM, INC.

The following sets forth the first amendment to the Amended and Restated Bylaws (the “Bylaws”) of Volcom, Inc., a Delaware corporation, which amendment shall be effective as of June 17, 2011.

Article III, Section 3.2 of the Bylaws is hereby deleted in its entirety and replaced with the following:

“3.2 Number of Directors. The number of directors which shall constitute the whole board shall be not less than two (2) and not more than ten (10). The exact number of directors shall be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors.

No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.”